Exhibit 4.3

AMENDMENT TO FACILITY AGREEMENT AND WARRANT

THIS AGREEMENT entered into this ___ day of December, 2005 (the “Effective Date”), by and between Gilat Satellite Networks Ltd., an Israeli company having a place of business at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva, Israel (“Gilat”), and York Capital Management, having a place of business at 767 Fifth Avenue, New York, NY 10153, United States (“York”).

W I T N E S S E T H

WHEREAS, Gilat and Bank Hapoalim B.M. (“Bank Poalim”) entered into a Facility Agreement on December 29, 2000 as later amended on August 12, 2001, on February 24, 2002, on July 8, 2002, on March 6, 2003, on August 14, 2003, on February 16, 2004, on February 17, 2004, and on April 1, 2004 which, together with all of its Schedules, Annexes, Exhibits and Amendments shall hereinafter be referred to as the “Facility Agreement”;

WHEREAS, as set forth in section 4 of the amendment to the Facility Agreement dated April 1, 2004 (the “April Amendment Letter”), Bank Poalim was provided the right to demand the issuance of a warrant or warrants (the “Warrant”);

WHEREAS, pursuant to the Loan Assignment Agreement dated as of June 23, 2005, as later amended on July 18, 2005 between Bank Poalim and York all of Bank Poalim’s rights and obligations under and in connection with the Facility Agreement and the related security interest agreements were irrevocably transferred and assigned to York;

WHEREAS, Gilat and York wish to amend certain terms and conditions of the Facility Agreement and Warrant;

NOW THEREFORE, in consideration of the respective agreements of the parties contained herein, the parties agree as follows:

1.	Deferral of Principal Payments.

The following payments of the principle amount of the Advance (as defined in the Facility Agreement) shall be deferred in accordance with the following schedule and be due on the Amended Date of Payment:

	Amount	Current Date of Payment	Amended Date of Payment

1.1	US$ 1,500,000	January 5, 2006	July 1, 2012
1.2	US$ 4,463,000	July 2, 2006	July 1, 2012
1.3	US$ 4,463,000	January 2, 2007	July 1, 2012
1.4	US$ 4,463,000	July 1, 2007	July 1, 2012
1.5	US$ 4,463,000	January 1, 2008	July 1, 2012

2.	Amendment to Section 4 of the April Amendment Letter

The parties hereby agree to amend section 4 of the April Amendment Letter in its entirety to read as follows:

A.     Issuance of Warrant to York. At any time and from time to time during the Exercise Period (as defined below), York Capital Management (“York”) will be entitled to provide written instructions to Gilat to issue one or more warrants (all such warrants collectively referred to as the “Warrant”) to York or a holder (or holders) to be designated by York (each, a “Holder”) in the form attached hereto as Appendix A, and in accordance with and subject to the terms set forth therein, and Gilat shall deliver such Warrant within one business day following receipt of the written instructions. The maximum exercise amount which may be paid under the Warrant shall be equal at any given time during the Exercise Interval (as defined below) to the then Outstanding Balance. The Exercise Interval shall mean July 1, 2004 until June 30, 2007. If York shall designate that a Warrant be issued to a Holder, (a) York shall inform Gilat of the aggregate exercise amount of the Warrant being issued to the Holder (which such amount shall be inserted into the blank space set forth in Section 1 of the attached form of the Warrant), and (b) Gilat shall not, and it waives its right to prepay any of the Outstanding Balance (in accordance with section 5 of the Agreement) in the amount which following such prepayment will result in the Outstanding Balance being less than the aggregate exercise amount of the Warrant being issued to the Holder for a period of 30 days following the issuance of the Warrant.

In the event that in the course of a private placement investment by a third party in Gilat, during the period commencing from July 1, 2004 and terminating on June 30, 2007, and for an amount which exceeds US$ 20,000,000 (this amount does not include any amounts transferred by the Holder in consideration for any shares to be issued upon exercise of the Warrant (the “Shares”)), Gilat issues shares to such a third party, Gilat shall notify York of such private placement and York shall have the right to instruct Gilat to issue a Warrant to a Holder, with an exercise price equal to the same price per share offered to the third party. York shall be entitled to utilize this right on the condition that it has notified Gilat in writing within 14 days following receipt of a notice from Gilat regarding the private placement investment.

The Exercise Price to be paid by the Holder upon exercise of the Warrant by the Holder is set forth in the form of Warrant attached hereto as Appendix A.

Upon exercise of the Warrant or a portion thereof, the Outstanding Balance shall be reduced by the amount of the Exercise Price with respect to which the Warrant is exercised. In the event of any exercise of the Warrant in accordance with the terms of this proposal the prepayment provisions of the Agreement in section 5 shall not be applicable. The amount of the Exercise Price with respect to which the Warrant is exercised shall be applied to reduce all future installments of the Principal due, on a pro-rata basis.

During the period commencing from the Effective Date and terminating on September 30, 2006 (the “Reduced Exercise Price Period”), the Exercise Price shall mean $6.75 per share.

B.	Conversion of Outstanding Balance into Shares at Election of Gilat.

Gilat and York agree that, upon the occurrence of a Triggering Event during the period commencing from the Effective Date and terminating on September 30, 2006, Gilat will have the right to require York to convert the then Outstanding Balance into fully paid and non assessable Ordinary Shares at a price of $6.75 per Share (the shares to be delivered to York called the “Forced Conversion Shares”). Gilat may exercise this right by delivering a written notice to York within 14 days of the occurrence of the Triggering Event and thereafter deliver the Forced Conversion Shares to York within seven days of such written notice. Upon delivery of all of the Forced Conversion Shares to York (Gilat to provide two days’ notice of such delivery), York shall be required to return to Gilat the original promissory note under the Agreement.

For purposes of this section, the following definitions shall apply:

(i)	“Triggering Event” shall mean a period of twenty consecutive Trading Days after the date hereof on which the closing price per Gilat Ordinary Share on Nasdaq exceeds $9.00 (the “Triggering Price”), and provided that the aggregate trading volume during this period is a minimum of 1,700,000 ordinary shares.
(ii)	“Trading Day” shall mean a day on which the Ordinary Shares are generally traded on Nasdaq.

3.	Amendment to Terms of the Warrant.

The parties hereby agree to amend the Warrant. Attached hereto is an amended version of the Warrant that shall replace the existing version which was attached as an exhibit (marked “Appendix A) to the April Amendment Letter.

4.	General Provisions.

4.1     All terms and conditions of the Facility Agreement and Warrant not specifically amended herein shall remain in full force and effect.

4.2     Governing Law. This agreement and the rights and obligations of the parties hereunder or pursuant hereto shall be governed by and construed in accordance with the laws of the State of Israel (irrespective of its choice of law rules). Any controversy or claim arising under, out of, or in connection with this Agreement, its validity, its interpretation, its execution or any breach or claimed breach thereof shall be brought before the competent courts of the district of Tel Aviv- Jaffa which shall have sole and exclusive jurisdiction over any matter arising hereunder, and each of the parties irrevocably submits to such jurisdiction and irrevocably waives any objection, including, but not limited to, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any matter arising hereunder in said jurisdiction. The address for service of process in Israel on York shall be Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center (Round Building) Tel Aviv 67021, Israel.

4.3     Notices. Each communication to be made under this agreement shall be made in writing and, unless otherwise stated, may be made also by fax transmission. Each communication or document to be made or delivered by one party to another pursuant to this agreement shall (unless that other party has by 14 days’ written notice specified another address) be made or delivered to that party, addressed as follows:

If to Gilat	If to York
Gilat Satellite Networks Ltd. 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva, Israel 49130 Fax no. 972-(0)3-9252222 Att: Amiram Levinberg, CEO and Chairman of the Board	York Capital Management 767 Fifth Avenue 17th Floor New York, NY 10153 Fax no. 1-212-300-1301 Att: Adam Semler and Jeremy Blank
With a copy to:
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center (Round Building) Tel Aviv 67021, Israel Fax Number: 972-3-607-4422

and shall be deemed to have been made or delivered the next business day after delivery (in the case of any communication made by facsimile transmission) or (in the case of any communication made by letter) the next business day after being physically left at that address.

4.4     No Other Amendments. Except as explicitly provided herein, the parties acknowledge that there are no other amendments to the Facility Agreement, including the April Amendment Letter and related Warrant, and such documents are in full force and effect.

4.5     Counterparts. This agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need no sign the same counterpart.

4.6     Amendments; Waivers. No provision of this agreement may be waived or amended except in a written instrument signed, the case of an amendment, by both Gilat and York, or in the case of a waiver, by the party against whom enforcement of any such waiver is sought.

IN WITNESS WHEREOF, the Parties hereto have caused this AMENDMENT TO FACILITY AGREEMENT AND WARRANT to be duly executed and delivered as of the date first written above.

GILAT SATELLITE NETWORKS LTD. By: —————————————— Name: Title:

YORK CAPITAL MANAGEMENT By: —————————————— Name: Title: